FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”) hereby informs that it has received the correspondence below, from Casino, Guichard-Perrachon, notifying changes in the latter’s beneficial ownership.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886-0421 or e-mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, December 21, 2012

Vítor Fagá de Almeida

Corporate Relations and Investor Relations Officer

Paris, December 20th, 2012.

Companhia Brasileira de Distribuição (“Company” or “CBD”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Attn: Sr. Vitor Fagá de Almeida

Corporate Relations and Investors Relations Officer

Tel.: 55 11 3886-0421

Fax: 55 11 3886-2677

e-mail: gpa.ri@grupopaodeacucar.com.br

Disclosure of Information Regarding Material Holding

Dear Sirs,

Pursuant to Article 12 of CVM Instruction No. 358/02, Casino, Guichard-Perrachon, a joint-stock company headquartered at 1, Esplanade de France – 42000 Saint-Etienne, France (“Casino”), and its controlling shareholder Rallye SA (together with its subsidiaries and affiliates, “Rallye”), also headquartered in France (being Casino and Rallye together the “Casino Group”), hereby inform CBD of the following:

(i)                 On the date hereof, Casino sold 5,700,000 preferred shares of CBD. Separately, Casino entered into cash settled derivative positions, representatives of up to 6,000,000 preferred shares issued by CBD. Taking into account the above mentioned transactions, Casino Group owns, directly and indirectly, shares representative of 39.7%1 of CBD’s corporate capital, holding an economic exposure2 of up to 46.8% of CBD’s corporate capital (taking into account physically or cash settled derivatives);

(ii)               The aforementioned trades with securities issued by CBD do not affect nor change the corporate control of the Company which will continue to be directly exercised by Wilkes Participações S.A. (“Wilkes”), and indirectly by the Casino Group, observed the provisions contained in both the Wilkes’ Shareholders Agreement, dated as of November 27, 2006, and the CBD's Shareholders Agreement, dated as of December 20, 2006, which are duly filed in the Company’s headquarter;

(iii)             Casino Group does not hold debentures convertible into shares issued by CBD;

(iv)              Casino Group reaffirms its long term commitment towards CBD and Brazil, and its focus in pursuing the improvement of corporate governance and professional management practices of CBD.

Sincerely,

__________________________

Casino, Guichard-Perrachon

_____________________

1 Directly and through Wilkes, Casino Group holds 80,244,230 CBD voting shares and 24,124,302 CBD preferred shares.

² Besides the up to 6,000,000 derivatives announced today, there are 7,812,900 cash settled TRS and 5,000,000 physically or cash settled TRS.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 21, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.